D30 V

KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

20 December, 2002

02060784

re Rule 12 g3-2(b)

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2002
WASH. D.C. 183 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 20 December, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Franciska Janzon
Investor Relations Manager

Liisa Siren
secretary

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

1/8

KONECRANES

Group Communications and Investor Relations
Franciska Janzon

20 December, 2002
1.00 p.m.

DECISIONS BY THE EXTRAORDINARY MEETING OF SHAREHOLDERS OF KCI KONECRANES INTERNATIONAL PLC

The Extraordinary Meeting of Shareholders of KCI Konecranes International Plc held on 20 December 2002 has decided to decrease the share capital of the company through an invalidation of the company's own shares.

The Extraordinary Meeting of Shareholders approved the proposal by the Board of Directors to decrease the share capital of the company by EUR 1,382,740 from EUR 30,000,000 to EUR 28,617,260 through an invalidation of the shares in the company owned by the company, a total of 691,370 shares.

The decrease of share capital becomes effective upon registration with the Trade Register on or about 30 December 2002. After the decrease of the share capital, the share capital of the company amounts to EUR 28,617,260 divided into 14,308,630 shares. The nominal value of each share is EUR 2.00.

Since an amount corresponding to the decrease of the share capital is transferred from the share capital to the premium fund, the decrease of share capital does not affect the tied equity of the company. The decrease of the share capital does not either affect the terms of the bond loan with warrants that was issued in 1997 or the terms of the option rights that were issued in 1999 and 2001.

The terms of the decrease of the share capital have been included in the stock exchange release published on 26 November 2002.

For further information, please contact:
KCI Konecranes International Plc
Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION Helsinki Exchanges
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